

July 22, 2014

Via E-mail
Josef Mandelbaum
Chief Executive Officer
Perion Network Ltd.
4 HaNechoshet Street
Tel Aviv, Israel 69710

> **Re: Perion Network Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-3**
> **Filed on July 16, 2014**
> **File No. 333-195794**
> **Form 20-F for Fiscal Year Ended December 31, 2013**
> **Filed on April 10, 2014**
> **File No. 000-51694**

Dear Mr. Mandelbaum:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to our letter, dated July 11, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-3

Selling Shareholders, page 9

1.   We note your response to prior comment 1 but do not agree that the specific size of the committee is immaterial to investors. We also note that the examples of offerings by Retailmenot, Twitter, and Varonis are not determinative because JPMIM was not a selling shareholder in those offerings. Accordingly, please revise footnote 5 to the selling shareholder table to disclose that JPMIM acts through a committee of over 30 individuals, each with an equal vote. Refer to Question 240.04 of the Division of

Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K for additional guidance.

Form 20-F for Fiscal Year Ended December 31, 2013

Item 7. Major shareholders and Related Party Transactions

B. Related Party Transactions, page 56

2.   We note your response to prior comment 2 and reissue the comment in part. We do not agree with your conclusion that the Split Agreement, Transition Services Agreement, Office and Administrative Services Agreement, and the Search Syndication Agreement are immaterial in amount and significance. These agreements are still ongoing and contain provisions that appear material to investors, including indemnification obligations and procedures for allocating liabilities between the parties. Please revise to file these agreements as exhibits.

Item 10. Additional Information

C. Material Contracts, page 64

3.   We note your response to prior comment 3. Please advise why you believe ClientConnect's agreement with Google will account for less than 10% of revenues in 2014.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Kim, Attorney-Adviser, at (202) 551-3579, or in her absence, me at (202) 551-3456 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Christopher S. Auguste, Esq.
        Kramer Levin Naftalis & Frankel LLP